Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Urigen Pharmaceuticals, Inc. and Subsidiaries on Form S-1 to be filed on or about February 11, 2015 of our report dated January 29, 2015, on our audits of the consolidated financial statements as of June 30, 2014 and 2013 and for each of the years in the two-year period ended June 30, 2014. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1.

/s/ EisnerAmper LLP

Iselin, NJ

February 11, 2015